

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 30, 2009

Mr. Robert L. Kayl
Chief Financial Officer
Tesco Corporation
3993 West Sam Houston Parkway North, Suite 100
Houston, Texas, 77043-1221

> **RE:** **Tesco Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended march 31, 2009**
> **Filed May 11, 2009**
> **Schedule 14A Definitive Proxy Statement**
> **Filed March 31, 2009**
> **File No. 1-34090**

Dear Mr. Kayl:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2008

General

1. You filed a registration statement on Form 8-A on June 2, 2008, for the purpose of registering shares and rights pursuant to Section 12(b). But the cover page of the Form 10-K does not reflect the new file number (001-34090) you received as a result of that filing. The cover page also suggests that you are listing the

securities "to be" registered pursuant to Section 12(b). Please provide corrected information in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Income Taxes, page 39

2.   We note from your disclosure under this heading that you recorded a $2.2 million tax benefit related to filing your U.S. federal and state tax returns due primarily to an allocation of 2006 earnings between your U.S. subsidiary and U.S. branch. Your disclosure surrounding this tax benefit states that "the effect of recording this tax adjustment in 2007 instead of 2006 is immaterial to both the current year and prior year financial statements taken as a whole." Please describe to us in necessary detail the nature of this error and provide us with your materiality analysis so we may better understand your conclusion. Refer to SAB Topics 99 and 108.

Significant Accounting Policies, page 48

3.   We note you identify eight areas of accounting where significant accounting policies are used to record activity. However, your disclosures appear to lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience making the critical estimate are effective in conveying this information. It is important to note that while accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Please refer to Section 501.14 of the Financial Reporting Codification for further guidance.

Consolidated Statements of Income, page F-4

4.   We note the break-out of your revenue by operating segment on page 29. Based on this presentation, it appears you recognized income from rental operations that exceeds 10% of your total revenue. Please refer to Items 5-03(b)(1) and 5-

03(b)(2) of Regulation S-X and modify the presentation on the face of your consolidated statements of income for both net sales and gross revenues and costs and expenses applicable to sales and revenues, as appropriate, for any class of net sales and gross revenues which is more than 10% of your total revenue.

Note 7—Shareholders' Equity and Stock-Based Compensation, page F-22

5.   We note that prior to May 2007 you granted stock options denominated only in Canadian dollars. As such, it appears that some or all of these awards may be indexed to a factor in addition to your share price. Please clarify if you classified any of these awards as a liability. Refer to paragraph 33 and footnote 19 of SFAS 123(R).

Valuation and Qualifying Accounts, page F-39

6.   We note your disclosure in footnote (c) that "Negative amounts represent net recoveries of previously written-off receivables or changes to inventory and warranty reserve estimates." Please clarify for us whether your accounting policy is to record a write-down of inventory to the lower of cost or market at the close of a fiscal period and to subsequently reverse the write-down based on changes in underlying facts and circumstances, or otherwise advise. Refer to SAB Topic 5BB.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Condensed Consolidated Balance Sheets, page 1

7.   We note the caption titled 'Prepaid and Other Current Assets' increased approximately 36% from December 31, 2008 to March 31, 2009. Please confirm to us, if true, that you were not required to expand your caption to comply with Item 10-01(a)(2) of Regulation S-X or otherwise advise.

Condensed Consolidated Statements of Income, page 2

8.   We note the captions titled 'Revenue' and 'Cost of Sales and Services' for the periods presented. Please confirm to us, if true, that you were not required to expand your captions to comply with Item 10-01(a)(3) of Regulation S-X or otherwise advise.

Note 1 – Summary of Significant Accounting Policies, page 4

Severance Costs, page 10

9.   We note from your disclosure that you eliminated employee positions during the
       three months ended March 31, 2008 and 2009 due to a review of your personnel
       structure and that you recorded severance costs during those periods. Please
       explain to us in necessary detail the facts and circumstances surrounding your
       personnel restructuring and how you considered the reporting and disclosure
       guidance in FAS 146, "Accounting for Costs Associated with Exit or Disposal
       Activities" for the periods ended December 31, 2008 and March 31, 2009.

Note 2 – Out of Period Adjustments, page 14

10.   We note you concluded that the errors you discovered in your financial statements
       for the fiscal years ended December 31, 2008 and 2007 were not material and that
       it was appropriate to correct the errors in the financial statements for the fiscal
       quarter ended March 31, 2009. With respect to this disclosure:

       • fully describe to us the nature of each of the errors you identified;

       • tell us what items or transactions you believe should have been recorded in
         your financial statements and specify the period(s) in which they should have
         been recorded;

       • tell us what adjustment(s) were instead recorded in the financial statements
         for the fiscal quarter ended March 31, 2009; and

       • provide us with your materiality analysis so we may better understand your
         conclusion.

Schedule 14A Definitive Proxy Statement, filed March 31, 2009

General

11.   Please confirm in writing that you will comply with the following comments
       relating to your definitive proxy in all future filings, and provide us with an
       example of the disclosure you intend to use in each case. After our review of
       your responses, we may raise additional comments.

Compensation Discussion & Analysis, page 15

Administration, page 15

12.   In the first paragraph, you indicate that the Compensation Committee has the delegated authority to set the compensation of the CEO and named executive officers. In the second paragraph, however, you suggest that the Committee instead makes "specific recommendations" in that regard. Please clarify.

Objectives, page 16

13.   Here, and throughout your "Compensation Discussion & Analysis" disclosure, you reference the use of peer group data in your executive compensation decisions.   Since you appear to benchmark elements of your executive compensation, you are required to identify the companies that comprise the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

14.   You state that the Compensation Committee "approved the selection of a group of [peer] companies" based on surveys provided by Mercer. You further state that this group included companies the Compensation Committee "believed to be comparable" to Tesco in terms of "revenues, market capitalization, income and asset base." Please explain in further detail the Committee's basis for selecting these specific companies for inclusion in the peer group.

15.   Also clarify the actual procedure followed. For example, make clear whether the Committee first receives a large group of surveys; then notifies Mercer of the subset it selected from the larger group; and lastly receives from Mercer reports based on the subset which it then uses for its comparison purposes. If the Committee instead simply selects a subset from reports provided by Mercer, state this explicitly.

Compensation Elements, page 16

16.   You disclose that base salaries for your executives were generally below the median amount, and that your STIP and LTIP compensation was generally in the bottom quartile, of that paid to executives in your peer group of companies. We note your related disclosure under "Objectives" that you expect base salary to generally be at a median level, bonus compensation to be at a median level at target with the opportunity to earn up to the 75th percentile (compared with the peer group) based on performance, and long term equity-based incentives to be at a 75th percentile level.   Disclose the actual percentiles in comparison to the peer group with respect to total compensation and each element of compensation paid

to your named executive officers. To the extent actual compensation was outside a targeted goal or percentile, please explain why.

Non-Equity Incentive Compensation, page 18

17.   You disclose that the 2009 "[i]ndividual targets for each executive have been approved by the Compensation Committee." Disclose these individual performance targets and the target levels each executive must achieve to receive that portion of non-equity incentive plan compensation based on the achievement of individual goals. To the extent you believe that disclosure of the quantitative or qualitative target information would result in competitive harm, such that the information should be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. If you have an appropriate basis for omitting these targets, you must discuss how difficult or likely it will be for the named executive officers to achieve the undisclosed target levels. In discussing how difficult or likely it will be to achieve the target levels or other factors, provide as much detail as necessary. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Summary Compensation Table, page 23

18.   Provide summary compensation information for the last three completed fiscal years. Refer to Item 402(c)(1) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence, Jennifer O'Brien, at (202) 551-3721. With respect to all legal comments, you may contact Tracey McNeil at (202) 551-3265, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director